Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 10, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Argo Group International Holdings, Ltd. Amendment No. 2 to Preliminary Proxy Statement (PRRN14A) on Schedule 14A filed by Voce Catalyst Partners LP, et al. Filed April 5, 2019 File No. 001-15259

Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated April 9, 2019 (the “SEC Comment Letter”) in connection with Amendment No. 2 to the preliminary proxy statement on Schedule 14A filed on April 5, 2019 (the “Second Revised Preliminary Proxy Statement”) with respect to Argo Group International Holdings, Ltd. (“Argo” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing an Amendment No. 3 to the revised preliminary proxy statement on Schedule 14A (the “Third Revised Preliminary Proxy Statement”). The Third Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Third Revised Preliminary Proxy Statement.

Schedule 14A

1. The participants represent that “votes to ‘ABSTAIN’ will not have any effect on the election of directors and will have the same effect as an ‘AGAINST’ vote with respect to [Proposal 1].” Because Proposal 1 has a majority of votes cast ─ as distinguished from plurality voting ─ standard, abstentions will have no effect on the outcome of the vote on that proposal whereas a vote AGAINST could prove outcome-determinative. Please revise or advise.

Mr. Panos

April 10, 2019

The Filing Persons respectfully acknowledge the Staff’s comment and have updated the Third Revised Preliminary Proxy Statement so that the relevant paragraph on page 4 reads (with the directly applicable portion bolded):

“Under Bermuda law, abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum. According to the Company’s Proxy Statement, (i) votes on our BLUE proxy card to “withhold” in respect of a candidate will have no effect on the outcome of the election of directors except in the case of votes withheld to the extent they revoke earlier dated proxy cards; and (ii) votes to “ABSTAIN” and broker non-votes will not be counted for purposes of determining the number of shares represented and voted with respect to proposals 1–4 and 9–12, and therefore will have no effect on the outcome of the vote on those proposals. However, for the purpose of the Director Removal Proposals (Proposals 5–8) because the vote on each of these proposals is based on the total number of Common Shares outstanding, broker non-votes and abstentions, if any, will have the effect of a vote “AGAINST” each such proposal.”

The Filing Persons note that the correct treatment of votes to “ABSTAIN” is also already included in the “Vote Required” section of Proposal 1 on page 12.

2. Please refer to the following statement: “A representative of the Company’s IR department responded to Voce’s email and offered a call with her or a meeting during a future investment conference (at an unspecified time and with unspecified attendees).” Please advise us whether Argo’s Investor Relations offered the names of any specific individuals who would also be willing to meet outside of an industry conference and/or organized event.

The Filing Persons respectfully acknowledge the Staff’s comment and refer the Staff to the email chain attached hereto as Exhibit A, where the referenced email response from “[a] representative of the Company’s IR department” is denoted by a red box. The Filing Persons believe their description of such email, as given in the relevant January 11, 2019 entry in their “Background of the Proxy Solicitation” section, is factually accurate—no times or attendees were offered in the email response. Argo’s IR representative did not offer specific individuals to meet with until after Voce responded to ask directly for CEO Mark Watson’s availability to meet. Only then, the IR department representative floated a non-committal invite to meet with CEO Mark Watson or CFO Jay Bullock at least three-plus weeks out. Accordingly, the Filing Persons believe that the entire email chain has been addressed by the entries appearing in the “Background of the Proxy Solicitation.”

3. Please refer to the following statement: “Argo announced the purported appointment of two new directors to its Board…despite the fact that there were no ‘casual vacancies’ (i.e., those resulting from a death or resignation between annual meetings) existing on the Board at the time of the appointments.” Please remove the implication the appointments were illegal under Bermuda law, or provide us with a brief legal analysis in support of the apparent conclusion that only casual vacancies may be lawfully filled through a Board action.

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Mr. Panos

April 10, 2019

The Filing Persons respectfully acknowledge the Staff’s comment and provide herein the following legal analysis in support of the conclusion that, in the absence of any ‘casual vacancies,’ of which there were none at the time of the appointments in question, the Company’s unilateral Board appointment of directors, sans shareholder input, was illegal under both the Company’s Bye-laws (the “Bye-laws”) and the Companies Act 1981 (the “Bermuda Companies Act”).  The Bye-laws Section 22(6) authorizes the Board to appoint Directors only ‘to fill a casual vacancy,’ which under well settled common law precedent has long been interpreted to mean the death or resignation of a Board member in between annual meetings (see Munster v. Cammell & Co., 21 Ch. D 183 (1882) ruling that a “‘casual vacancy’ . . . is any vacancy in the office of directors arising otherwise than by the retirement in rotation. . . .”)1.  The Bermuda legal system, at its inception, adopted the common law legal tradition of England and Wales and generally follows in such tradition and the precedents of their courts (to the extent that they are on-point) unless so otherwise stated.

And, while Article 91.(3) of the Bermuda Companies Act gives a quorum of directors the right to fill “vacancies,” it expressly limits this right to “unless the bye-laws of a company otherwise provide.”  The Company, in its Bye-laws Section 22(6), does so “otherwise provide” by explicitly qualifying the right to fill vacancies to only those that are casual.

However, in February 2019, the Company unilaterally appointed Samuel G. Liss and Anthony P. Latham to its Board.  At the time of these appointments, there were no casual vacancies (i.e., there had been no deaths or resignations of existing Board members) for the Board to fill.  In fact, there were no ‘vacancies’ at all to be filled.  The last open Board seat created through a ‘casual vacancy’ occurred due to the death of H. Berry Cash in 2018.  The Board filled the resulting ‘casual vacancy’ with the appointment of Thomas A. Bradley (“Mr. Bradley”) in August 2018.  There have been no vacancies to fill since Mr. Bradley’s appointment.  This is important, because even if the Bye-laws did not limit the Board’s right to fill vacancies to ‘casual vacancies,’ there nonetheless were no vacancies of any kind on the Board, and thus no right under Article 91.(3) to insert any new directors.

The Company’s contention that its Bye-laws allow for the Board to be expanded to 13 directors fails to appreciate that this maximum number is qualified by and conditioned upon either the occurrence of a casual vacancy or shareholder approval, neither of which were present in this instance. We do not dispute the ability of the Company to have increased the number of directors (up to a total of 13 directors) at a general meeting by nominating additional director candidates.  However, the Board instead opted to attempt to unilaterally appoint Messrs. Liss and Latham despite lacking the power to do so.  Therefore, the purported appointments of Messrs. Liss and Latham are null and void, as they were improperly seated under the Company’s Bye-laws and the Bermuda Companies Act.

_____________________________

1 This case is attached as Exhibit B.

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Mr. Panos

April 10, 2019

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,
/s/ Aneliya Crawford
Aneliya Crawford

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